UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Shareholder Meeting Results

On March 21, 2025, Nvni Group Limited (the “Company”) announced the voting results of its extraordinary general meeting of shareholders held on March 20, 2025. Shareholders passed the following resolutions:

1.	By Ordinary Resolution that the authorized share capital of the Company is increased from US$5,000 divided into 500,000,000 ordinary shares of a par value of US$0.00001 each to US$5,005 divided into 500,000,000 ordinary shares of a par value of US$0.00001 each and 500,000 Class FF Shares by the creation of 500,000 Class FF shares of a par value of US$0.00001 each, with the rights and subject to the restrictions set out in the Amended Articles.

Votes For	Votes Against	Abstain
29,863,483	126,125	6,448

2.	By Special Resolution that the amended and restated memorandum and articles of association of the Company are amended and restated in their entirety and replaced by the form of amended and restated memorandum and articles of association, as attached to the notice convening the EGM.

Votes For	Votes Against	Abstain
29,908,999	82,224	4,833

3.	By Special Resolution that the Company shall effectuate a reverse share split of: (i) the authorized and issued and outstanding shares; and (ii) the authorized and unissued shares, in the capital of the Company, par value US$0.00001 per share, in a ratio of any whole number in the range of 2-to-1 up to 250-to-1 with such ratio to be determined in the discretion of the Board of Directors of the Company (the "Subdivision"), effective upon the Board of Directors determining the ratio and resolving to approve the Subdivision.

Votes For	Votes Against	Abstain
29,905,016	86,718	4,322

4.	(a) By Ordinary Resolution that the appropriate directors and officers of the Company are authorized: (i) to prepare, execute, deliver and perform agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings; (ii) to pay or cause to be paid on behalf of the Company any related costs and expenses; and (iii) to take such other actions, in the name and on behalf of the Company, as each such officer, in his discretion, shall deem necessary or advisable to complete and effect the foregoing resolutions or to carry out the intent and purposes of the foregoing resolutions.

Votes For	Votes Against	Abstain
29,907,796	85,413	2,847

4.	(b) By Ordinary Resolution that all actions taken by the directors and officers of the Company with respect to the foregoing resolutions are approved, adopted, ratified and confirmed.

Votes For	Votes Against	Abstain
29,904,650	84,982	6,424

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: March 21, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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